UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Technical Report dated March 22, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date April 4, 2002: By Paul Mann
Paul Mann, Vice President, Comptroller

CREW

DEVELOPMENT CORPORATION

Nalunaq IS

3CN007.01 – FINAL REPORT, March 22, 2002

INDEPENDENT REVIEW AND RESOURCE ESTIMATE FOR THE NALUNAQ PROJECT, GREENLAND

SRK Consulting

Engineers and Scientists

INDEPENDENT REVIEW AND RESOURCE ESTIMATE FOR THE NALUNAQ PROJECT, GREENLAND

Prepared for:

Nalunaq IS
Greenland

Prepared by:

STEFFEN ROBERTSON AND KIRSTEN (CANADA) INC.
Suite 602, 357 Bay Street
Toronto, ON M5H 2T7
Tel: (416) 601-1445 ? Fax: (416) 601-9046
E-mail: mmichaud@srk.com Web site: www.srk.com

March, 2002

EXECUTIVE SUMMARY

Steffen, Robertson and Kirsten Consulting (Canada) Inc. ("SRK") has been retained by Nalunaq IS ("Nalunaq") to complete an independent review and resource estimate for the Nalunaq Project, Greenland. Nalunaq IS is a Joint Venture between Crew Development Corporation, Canada and NunaMinerals AS, Greenland.

Geology

Gold mineralization at Nalunaq Project occurs within a very continuous ductile shear zone and associated sheeted quartz vein (Main Vein) striking north-easterly and dipping moderately (36?) to the southeast. The Main Vein, ranging in true thickness from 0.1-2.0 metres wide, is sub-parallel to stratigraphy defined by metavolcanic flows and volcanoclastics that are intruded by numerous metadolerite sills.

Four major faults transect the Main Vein, all of which are post-mineralization. The Pegmatite Fault separates the Main Vein from the adjacent segment to the south, called the South Vein, with a vertical offset of approximately 60 metres. The remaining faults vary in orientation and commonly offset the Main Vein in the order of several centimetres to several metres.

Data

To date, a total of 90 drill holes (totaling 15,000 metres), more than 2,750 metres of underground adits and raises within the mineralized structure, and 1,000 metres of access drifts and waste development, have been completed. In addition, surface sampling has been conducted over 2,000 metres of exposed outcrops. The sampling represents exploration and development work conducted since 1992, but is mainly derived from underground work and drilling in 1998, 2000 and 2001. In addition, 480 bulk samples, each of 50-70 tonnes, were extracted and processed through a sampling tower in order to demonstrate a relationship between the bulk sampling and underground channel sampling.

Based on the extensive QA/QC program that has been established, SRK is confident of the reliability of the data.

Grade Interpolation

A striking characteristic of the Nalunaq deposit is the high variability in gold grade, and therefore, individual samples are not representative of the local grade. In the opinion of SRK, the bulk sampling data is the most reliable (most representative of the grade of the gold mineralization) sample collected at the Nalunaq project, better than the underground channel sampling, which in turn is better than the chip sampling. This is a belief that is commonly realized at the majority of gold deposits around the world. As such, it was SRK's intention to estimate the resource using similar sample support across the deposit, primarily the channel sample data and augmented with the chip sample data where required, and subsequently calibrate this estimate with the bulk sampling. The bulk sampling data could not be used exclusively to estimate the resource since this data only covered a portion of the deposit. Grade capping was utilized to calibrate the resource estimated using the channel and chip sample data and to prevent overestimation of the gold grade of the deposit. The calibration also accounts, to at least some degree, the potential of sample bias inherent to the various sampling techniques over the history of the exploration campaign and accounts for some losses encountered during mining of the bulk samples.

Considering this approach, SRK interpolated the "true thickness" and "gold x thickness" accumulation into a two-dimensional the block model within the plane of the Main Vein and South Vein utilizing ordinary kriging. In order to interpolate the variables into the block model, similar sample support was required, as such, only the channel face samples, augmented with chip samples where required for sample coverage, were used. The gold grade for each block was then derived by dividing the "gold x thickness" accumulation by the thickness of that block.

Mineral Resource Classification

The mineral resources were classified essentially on the density of the channel and chip sample data and the continuity of the geometry and grade of the Main Vein structure and its attendant gold mineralization. The resources/reserves have been classified according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August, 2000).

The Measured and Indicated Mineral Resources for the Nalunaq Project (located primarily within the immediate area of the underground workings), as of March, 2002 are presented in Table I, and are estimated to total 414,000 tonnes at 26 g/t gold in the Main Vein and 70,000 tonnes grading 24 g/t gold in the South Vein, both calculated over a 1.2 metre minimum width (anticipated minimum mining width – Kvaerner E&C). In addition, Inferred Mineral Resources total 240,000 tonnes grading 21 g/t gold and 41,000 tonnes grading 19 g/t gold for the Main Vein and South Vein, respectively.

Although the anticipated economic cutoff grade for the Nalunaq deposit is 6.0 - 8.0 g/t gold (Kvaerner E&C), the extent of the mineral resource includes all mineralization within the "geologic" cutoff grade of approximately 2.0 g/t gold, which is believed by SRK to be a potential precursor, background mineralization. Given the "nuggety" nature of the Nalunaq deposit, it is anticipated that the entire mineralized zone will be mined regardless of cutoff grade. This is related to the uncertainty of local estimates of grade that eliminates any opportunity to selectively separate mineralization above or below cutoff grade.

Table I: Summary of Mineral Resources, Nalunaq Project, March, 2002.

Main Vein							
	Over 1.2 meters			Over 1.5 meters		Over 1.0 meter	
Measured Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein	172,000	27.2	150,431	213,000	21.5	142,800	32.6
Mine Workings	19,800	27.2	17,317	24,700	21.5	16,500	32.6
Stockpile	45,000	14.4	20,836	45,000	14.4	45,000	14.4
Subtotal	197,200	24.3	153,950	233,300	20.1	171,300	27.8
Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein	217,000	27.2	189,788	275,000	21.5	180,800	32.6
Total Meaured and Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein	414,200	25.8	343,738	508,300	20.9	352,100	30.3
Inferred Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein Extension	81,600	14.8	38,832	125,000	11.5	68,000	17.8
Mountain Zone	158,500	23.6	120,277	201,000	18.7	132,000	28.3
Total	240,100	20.6	159,109	326,000	15.9	200,000	24.7
South Vein							
	Over 1.2 meters			Over 1.5 meters		Over 1.0 meter	
Measured Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	30,000	23.6	22,765	37,000	18.7	25,000	28.3
Mine Workings	2,900	23.6	2,201	3,700	18.7	2,400	28.3
Subtotal	27,100	23.6	20,565	33,300	18.7	22,600	28.3
Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	42,600	23.6	32,327	55,000	18.7	35,500	28.3
Total Measured and Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	69,700	23.6	52,891	88,300	18.7	58,000	28.3
Inferred Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	41,200	18.7	24,773	52,000	14.8	34,000	22.4

Although surface drilling and outcrop sampling confirm the continuity of the Main Vein structure outside of the immediate area of the underground workings and current resources, the highly erratic distribution of gold grades make any estimate of the gold grade too unreliable to report as a Mineral Resource. However, SRK recognizes that with further exploration, there is good potential to identify additional resources in these areas.

Although SRK believes that narrow vein, high grade gold deposits such as Nalunaq are often difficult to estimate the mineral resources, several aspects of the project help to increase the confidence in the resource estimate, including:

?? Extensive QA/QC program ensuring high quality data.
?? The presence of a distinct "geologic" boundary to the mineralization.
?? Bulk sample data provides an opportunity to calibrate the resources estimated using channel and chip sample data utilizing grade capping.

In addition, an independent estimate of the resources for the Nalunaq deposit was completed by Strathcona Mineral Services Ltd (Dumka, 2002), comparing their estimate with the current SRK estimate. In the opinion of Strathcona, *"SRK have approximately 10% more tonnage in the measured and indicated category at a similar grade to the Strathcona estimate."* Additionally, *"The modest difference in the estimates for measured and indicated resources between SRK and Strathcona reflect the uncertainty with a small-tonnage high grade gold deposit such as Nalunaq and there is insufficient basis to argue that either estimate is a better estimate than the other."* SRK agrees that the differences in these estimates are related to the difficulties associated with estimating the tonnage and grade of narrow vein, high grade gold deposits such as Nalunaq.

Recommendations for Conversion of Resources to Reserves

SRK made no attempt was made to convert these resources to reserves, which would require that the reserves be converted from contiguous zones of Indicated and Measured Mineral Resources based on an appropriate mine design and mine plan. In addition, although the resources are reported over the anticipated mining width of 1.2 metres, additional dilution and mining recovery factors must be applied. Further more, conversion of the resources to reserves will require an estimate of gold recovery, or essentially gold losses during mining. Although some of the anticipated gold losses may be accounted for in the bulk sample (for which the resources have been calibrated), mining of the stopes could produce significantly different results.

It is important to remember that individual samples are not representative of the local grade, and therefore, only general trends in grade should be part of any mining schedule. In addition, there may be little opportunity to remove higher and lower grade areas of the deposit during mining, since the face samples may not be reliable for underground grade control.

Several major, post-mineralization faults crosscut the Main Vein structure at varying orientations and typically account for less than 5 metres of displacement. However, the impact of these faults on the Main Vein structure are predictable, and therefore, should be considered in any mine design and mine planning.

INDEPENDENT REVIEW AND RESOURCE ESTIMATE FOR THE NALUNAQ PROJECT, GREENLAND

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

INDEPENDENT REVIEW AND RESOURCE ESTIMATE FOR THE NALUNAQ PROJECT, GREENLAND

1.0. INTRODUCTION AND TERMS OF REFERENCE

Steffen, Robertson and Kirsten Consulting (Canada) Inc. ("SRK") has been retained by Nalunaq IS ("Nalunaq"), to complete an independent review and resource estimate for the Nalunaq Project, Greenland. Nalunaq IS is a Joint Venture between Crew Development Corporation, Canada and NunaMinerals AS, Greenland. The report was prepared in accordance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

In preparing this report, Mr. Michael Michaud, a qualified person and senior geologist with SRK, visited the Nalunaq Property during the period from February 7 to February 9, 2002. Mr. Michaud was accompanied by Mr. Jon Steen Peterson, Vice-President of Exploration, and Mr. Joseph Ringwald, Vice-President of Project Development, both of Crew Development Corporation ("Crew"). During this period Mr. Michaud interviewed project personnel and examined the geology, mineralization, resources, data quality, exploration potential, infrastructure, terrain and access to the Property. In addition, SRK utilized a number of previous reports, including those authored by MRDI, Kvaerner, and Strathcona Mineral Services.

SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership, consequently, no opinion will be expressed by SRK on this subject.

SRK is not an insider, associate or affiliate of Crew and neither SRK nor any affiliate has acted as advisor to Crew or its affiliates in connection with this project. The results of the review by SRK is not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

2.0. PROPERTY DESCRIPTION AND LOCATION

The Nalunaq deposit is located in southernmost Greenland at 60?21' N Latitude and 44?50' W Longitude in the municipality of Nanortalik, South Greenland (Figure 1). The deposit is situated in the so called Kirkespirdalen ("Churchspire Valley") named after the conspicuous landmark of a towering granite peak (1,590 masl) located immediately vis-à-vis the gold deposit.

The Nalunaq Concession, license number 04/97, was granted in 1991 to Nunaoil AS (later NunaMinerals). The license has been renewed for a total of 10 years, and an application for a further 2 years renewal has been submitted to the Bureau of Mines and Petroleum (BMP) in December 2001. The license covers a total area of 1,081 square kilometres, covering all known gold outcrops and anomalous zones previously discovered. (Figure 2).

The Nalunaq joint venture intends to apply for an Exploitation License for an area covering the Nalunaq deposit. Such a license is normally granted for a 30-year period. Once the exploitation lease area has been defined, the partners will also apply for an exploration permit for the remaining concession area, which will be subject for ongoing exploration by the joint-venture partners.

The ownership of the Nalunaq deposit is 82% Crew and 18% NunaMinerals, the latter as a carried interest. Crew is responsible for financing and providing the associated Bank guarantees. This arrangement only applies to the Nalunaq deposit area, plus a circumference of 2 km. around this, in total approximately 20 square kilometers.

The remaining portion of the 1,081 square kilometre Nalunaq concession is operated under the original Joint Venture Agreement with 67% Crew and 33% Nunaminerals as participating partners. Crew is appointed operator of the Nalunaq project.

Greenland is a stable European democracy, with a Home Rule and strong ties to Denmark. The population of 56,000 lives in the ice-free coastal area of the country, which is about the size of France. Today the economy relies mainly on fishing, yet the government is also actively pursuing responsible natural resource development. Greenland has a positive outlook toward mineral exploration and development. There are no restrictions on foreign investment. Greenland remains relatively unexplored in terms of its mineral potential.


Arctic Ocean
Svalbard (Norway)
Canada
Ellesmere Island
Lincoln Sea
Greenland Sea
Baffin Bay
Upernavik
Canada
Baffin Island
Godhavn
Davis Strait
Sukkertoppen
Iceland
Reykjavik
Angmagssalik
Denmark Strait
Godthåb (Nuuk)
Atlantic Ocean
Frederikshåb
Julianehåb
NALUNAQ
Nanortalik

Figure 1: Location of the Nalunaq Project.


45°00' W
60°30' N
Nalunaq
NANORTALIK
10 km

Figure 2: Location of the Nalunaq Concessions.

3.0 ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Nalunaq project is located in Southernmost Greenland (Figure 1). It is sited in the Churchspir Valley, a broad glacial U-valley developed at approximately 6 kilometres from tidewater of the ice-free Saqqaq Fjord (Figure 3). The Saqqaq Fjord merges with the Søndre Sermilik Fjord, which together with Tasermiut Fjord form two deep 60-80 kilometre NE trending fjords in South Greenland that reach from the ocean of the southern Davis Strait to the Icecap.

The topography is rugged to alpine with glaciated mountains stretching from sea level along the fjords to above 1,500 masl. Heights of more than 2,000 metres are encountered in the adjacent Tasermiut Fjord.



Figure 3: View of the Nalunaq Project (looking south)

Nanortalik is the southernmost municipality in Greenland (Figure 4). The town of Nanortalik is a small community with 2,500 inhabitants, located at the mouth of the Tasermiut and Søndre Sermilik Fjords. It is approximately 34 kilometres from the Nalunaq deposit. The town of Nanortalik hosts a modern community with most infrastructure facilities. An Atlantic pier allows for regular shipping of supplies and equipment. Access to the Nalunaq project is by boat or helicopter from Nanortalik, which is linked to the regular flight services of Greenlandair from the airport of Narssarsuaq with regular flight connections to Copenhagen and Nuuk, Greenland's Capital city.



Figure 4: Town of Nanortalik.

The deposit is situated about half way into the valley at about 215 masl, which also marks the border of vegetation. An exploration camp remains at the project site (Figure 5).



Figure 5: Nalunaq Project camp (Photograph taken by Nalunaq IS, 1998).

The climate of South Greenland is relatively mild and devoid of extreme temperatures both in winter and summer. There is no permafrost in South Greenland and ground temperatures correlate with air temperature. The average temperature (in 1997-1998) for January was – 4?C and for July + 9?C. Maximum for July was 19 ?C and minimum - 21?C in February. Average temperatures below 0?C are encountered in 5 months, between November and March.

Precipitation is moderate and generally snow cover is limited, but occasionally can be substantial. The precipitation on site has been monitored in the valley and ranges from 12-200 millimetres/month. The highest precipitation occurs in the spring (March) and in the fall (Sept-Oct).

4.0 HISTORY

The Greenland Geological Survey (GGU) initiated systematic geological mapping in South Greenland around 1954 and geological maps at a scale of 1:100,000 were first published circa 1975. In 1979-80 a regional uranium exploration program was conducted by GGU. Later, between 1986 and 1988, Platinova Resource and Boulder Gold conducted exploration for platinum and base metals related to ultramafic intrusions previously reported in the area.

Gold mineralization was first reported in the Nanortalik district in 1986 when the Municipality of Nanortalik obtained a concession for the area and contracted Carl Nielsen AS (later, Mineral Development International) to undertake systematic exploration. Recognition of alluvial gold led the formation of a joint venture between Nanortalik Minerals and Greenex A/S (subsidiary of Cominco Inc) to evaluate placer occurrences discovered in the vicinity of Kirkespirdalen and Kangikitsoq (Keighley, 1988; Christensen, 1989). Results discouraged further work and the joint venture was terminated. Subsequently in 1990, Nanortalik Minerals unsuccessfully explored for bedrock mineralization upstream of the placer occurrence. The property was released in 1991.

During this period, Nunaoil (later NunaMinerals), a joint exploration company owned 50/50 by the Danish and Greenland governments, re-assayed gold stream sediment samples collected during the regional uranium exploration program in the late 1970's. Additional regional stream sediment samples (>2,000 samples) were also collected in 1990 over most of south Greenland (Olsen and Pedersen, 1990; Grahl-Madsen, 1991), except on the Nalunaq claims. Several new areas of anomalous gold were identified. In 1992, after the Nalunaq claims were released, Nunaoil returned to Nalunaq to collect additional stream sediment and bedrock samples (Gowen and Robyn, 1992). Assaying of a quartz vein sample returned 14 grams per tonne (g/t) gold over a one-metre interval. Follow-up work resulted in the discovery of visible gold within an outcropping quartz vein, which now constitutes the main mineralized structure of the Nalunaq deposit known as the Main Vein. Further work traced the vein over 200 metres along strike.

5.0 GEOLOGICAL SETTING

The Nalunaq Project is located within the Psammite Zone of the MesoProterozoic Ketilidian Mobile belt (Chadwick & Garde, 1996), which results from the accretion of a Paleoproterozoic continental margin against the Achaean Core of South Greenland (Figure 2). The deposit occurs along the contact zone between a Cordillera-type marginal batholith complex, the Julianehaab two-mica granites, and the Southern Migmatite Complex. In this area, amphibolite-facies MesoProterozoic metavolcanics are thrusted over molasse-type metasediments and intruded by post-tectonic biotite granites and subsequently by Rapakivi granites. Peak metamorphism occurred at circa 1755Ma whereas the Rapakivi granites were emplaced at circa 1740Ma. Metavolcanic rocks are dominated by pillow lavas with overlying volcanoclastic units all intruded by metadolerite sills. Extensive horizons of massive iron-sulfide units occur at the base of the volcanic package, but also at discrete levels within the succession. The sedimentary package consists of psammitic, pelitic and calcareous meta-sediments and has been interpreted as being derived from subaerial erosion of the large Julianehaab Batholith to the north with deposition into a fluvial and shallow marine environment between the batholith and a deeper oceanic environment to the south.

Metamorphism transformed mafic units into black-coloured amphibolite and was associated with the development of a pronounced foliation fabric striking at approximately 060° with a moderate dip of 35° to the southeast.

6.0. GOLD MINERALIZATION

The gold mineralization at Nalunaq is hosted within altered ductile shear zones and associated sheeted quartz veins striking on average 045° to 050° with a moderate (36?) south-easterly dip (Figure 6 and Figure 7). To date, the most significant gold mineralization discovered on the property is, however, hosted in a single 0.1-2.0 metre-wide, quartz vein (the Main Vein) within a zone of strong calc-silicate alteration.

Crosscutting relationships between this pervasive calc-silicate hydrothermal alteration and the foliation fabric defined by metamorphic minerals indicate that peak metamorphism predated hydrothermal alteration and thus the gold mineralization. Deformation outlasted vein and alteration formation as both are locally boudinaged, segmented, and folded within the shear zones.

Four faults transect the Main Vein, the Pegmatite Fault, Mosquito Net Fault, Clay Fault and the UR Fault, all of which are post mineralization. They vary in orientation and dip and the fault planes are commonly occupied by aplite or pegmatite dikes. The Pegmatite Fault separates the central "Target Block or Main Vein" from the adjacent segment to the south called Southern Vein with a normal vertical offset of about 60 metres (Figure 8). Offset along the remaining faults is in the order of tens of centimetres to tens of metres.


850m

Figure 6: Southerly looking view of the Nalunaq deposit showing the orientation of the Main Vein.


N
Mosquito Net Fault
450 Level
UR Fault
400 Level
Main Vein
350 Level
300 Level
Clay Fault
Pegmatite Fault
South Vein

Figure 7: Three-dimensional view of the Main Vein Structure looking northerly showing major crosscutting faults and underground development.


600.0Y
6691300.0 N
508600.0 E
6691200.0 N
508700.0 E
6691100.0 N
508800.0 E
6691000.0 N
508900.0 E
6690900.0 N
509000.0 E
450 el
URFault
400el
400.0Y
Main
Vein
350 el
300 el
South
Vein
200.0Y
Pegmatite Fault
0.0Y
0.0X
200.0X
400.0X
600.0X

Figure 8: Typical cross section through the Nalunaq deposit (looking northeast).

The symmetrical calc-silicate alteration halo, up to a metre in thickness, envelopes the quartz vein and is generally restricted to the shear zone (Figure 9). It consists of diopside, calcium-rich amphibole, biotite, calcium-rich plagioclase and minor calcite/ankerite. Locally in the lower portion of the developed area, garnet, calcite possibly pink K-feldspars are also found. Locally scheelite occurs in quartz veins, while sulphides are rare. Alteration selvages often contain traces of pyrite and pyrrhotite and minor arsenopyrite and lollingite ($FeAs_2$).

Gold occurs mostly in the native form. It is found as inclusions in quartz, diopside, plagioclase, loellingite and arsenopyrite as well as in fractures and along grain boundaries. Native gold grains range in size from one micron (um) to eight millimetres. Visible gold often occurs in clusters and is common in the higher-grade parts of the vein (Figure 10). Gold grades of the calc-silicate alteration envelope are typically very low; however, significant gold grades can be encountered when the adjacent vein is rich in gold.



Figure 9: Photograph of the Main Vein showing local post-mineralization deformation.



Figure 10: Photograph of the Main Vein showing gold mineralization near the margin of the quartz vein.

7.0 EXPLORATION

In 1993, to pursue exploration of the Nalunaq concession, Nunaoil formed a joint-venture with Cyprus Greenland Corporation, a subsidiary of Cyprus Minerals. A detailed geological mapping and sampling program was initiated and thirteen diamond drill holes (NQ1 to NQ13) totalling 2,950 metres were drilled to test grade and structural continuity within the Main Vein system (Guy, 1993). Results of the drilling did not meet expectations and Cyprus withdrew from the joint venture.

In 1994 further sampling and mapping, including an investigation of structural controls, was carried out by Nunaoil (Coller, 1994; Olsen, 1995), and in 1995, eight diamond drill holes (NQ14 to NQ21) totalling 848 metres were drilled. This was followed in 1996 by systematic surface sampling and mapping, as well as limited geophysics, over the Main Vein, and a newly-found Hanging Wall Vein and a prospective area south of the Main Vein in a separate block called Nalunaq South and later re-named the Southern Block.

In 1997, Nunaoil entered into a joint-venture agreement on the Nalunaq property with the Norwegian exploration company Mindex AS, with the property being held by a private company called Nalunaq IS. Additional detailed sampling and mapping were carried out that season. Two large samples of the Main Vein and one of the Hanging Wall Vein were taken from surface pits. A 400-kilogram composite of the two Main Vein samples was sent to Lakefield for bench scale metallurgical study.

A major program was undertaken in 1998 (Schlatter, 1998) consisting of 37 diamond drill holes (NQ22 to NQ58) for a total of 5,134 metres and the driving of a 288-metre adit. Two short raises were completed on the Main Vein structure at the 400-metre elevation to expose the vein and provide information about grade and structural continuity. Late in 1998, all non-oil and gas assets of Nunaoil including the Nalunaq property were transferred to a newly-formed Greenland government-owned company called NunaMinerals AS.

An additional 19 diamond drill holes (NQ59 to NQ77) totalling 2,520 metres were drilled in 1999 to extend the area of the resource and provide control for future planned underground development (Kludt and Schlatter, 2000). Trenching and channel sampling were carried out at one-metre intervals along the surface exposure of the Main Vein from the 468-metre elevation to the 775-metre elevation. Late in the year Mindex AS merged with Crew Development Corporation, a publicly-traded mineral exploration and mining company based in Vancouver, Canada. Crew became project operator.

In March 1999, Crew received a positive pre-feasibility study from the independent Canadian mining engineering consultant H.A. Simons (MRDI). In MRDI's study, the average grade of the resource was found to be 32 g/t gold over an average of 1 metre, and the ore to be delivered to the plant was calculated to contain 27 g/t (mill feed grade).

During the 2000 field season, Strathcona Mineral Services, on behalf of the Joint-Venture partners designed, executed and supervised an underground development program to establish physical and grade continuity of the mineralized structure and to allow for the collection of a bulk sample to determine the actual gold grade of the Main Vein (Dumka and Thalenhorst, 2001).

During this program the Main Vein was developed on two new levels at elevations 350 and 450 metres and drifting extended level 400. Raises were driven approximately every 80 metres along the strike of the vein to provide openings along the dip of the Main Vein. A total of 1,902 metres of lateral development and raises were excavated during this program, including 892 metres of drifting and 538 metres of raising along the Main Vein, and an additional 472 metres of waste development. From this excavation, 341 bulk samples of the mineralization were collected and assayed representing approximately 21,300 tonnes of broken rock from drift rounds and raise segments.

Thirteen holes totalling 2,478metres (NQ78-NQ90) were drilled in 2001 and a further 1,500 metres of underground development were completed to provide new access on the 300 level as well as new raises on the 350, 400 and 450 levels.

Table 1 summarizes the relevant exploration drilling and underground development work performed on the Nalunaq project, as illustrated in Figure 11.

Table 1. Summary of Exploration Drilling and Underground Development on the Nalunaq Project since 1993.

Year	DDH	DDH numbers	(m)	U/G work (m)
1993	13	NQ1 to NQ13	2,987	
1994	8	NQ14 to NQ21	848	
1995				
1996				
1997				
1998	37	NQ22 to NQ58	5,134	288
1999	19	NQ59 to NQ77	2,520	
2000				1,902
2001	13	NQ78 to NQ90	2,740	1,500
total	**90**		**13,930**	**3,690**


Level 450m
Level 400m
Level 350m
R7
R3
R14
R10
R9
R4
R4A
R13
R5
R12
R15
R6
R11
R16
100m
T300-E
T350-W
R19
S300-E
300 Access Drift
Level 300m
S300-W
Legend
Underground development 1998
Underground development 2000
Underground development 2001

Figure 11: Underground development on the Nalunaq project.

8.0. SAMPLING METHOD AND APPROACH

The resource estimate for the Nalunaq Gold Deposit is based on systematic sampling of 2,750 metres underground development, 15,000 metres drilling, and extensive surface sampling. The sampling represents exploration and development work conducted since 1992, but is mainly derived from underground workings, surface sampling and drilling in 1998, 2000 and 2001.

In order to demonstrate a relationship between the bulk sampling and the channel sampling methods, an extensive grade verification program, designed and conducted by Strathcona Mineral Services of Toronto, Canada, was completed. The bulk sampling program involved 480 bulk samples, each of 50-70 tonnes, from the underground development in 2000. The procedures and results are documented in the Report: *Dumka & Thalenhorst: Underground Bulk Sampling Program, Nalunaq Gold Project, Greenland* (2001).

The sampling and assaying procedures and QA/QC program for the underground development, drilling and surface sampling have been well documented by Nalunaq. A detailed 1:20 face map and full geological description is available for every face in the adits and raises, including such information as:

?? Survey of the face from nearest survey point, including height of face on the left, middle and right, and the width of face at the top, middle and bottom.
?? Estimation of excess area outside the measured rectangle.
?? Height to the vein from sill (floor), and distance from the vein to the back (roof) on left and right of face (difference equals the apparent width of vein)
?? True width of vein and HW and FW alteration zones on left, middle and right of the face.
?? Length of vein exposed on the face.
?? Dip of the vein structure.
?? Length of samples.

A detailed description of the data used to estimate the resource is included in the Mineral Resource Estimate section of this report.

9.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

The underground and drill hole samples were collected in numbered plastic pails by geologists. A sample tag is included in the pail and a metal label is attached to the handle. When the lid on the plastic pail has been mounted, it is sealed automatically and cannot be reopened without damaging the lid (and often the pail). When the pails are brought to the camp they are stored on a wooden container, which is shipped to the assay lab when full – often at 3-4 weeks intervals. The samples are sent as uncrushed material and all crushing and homogenization occurs at the lab.

Assay procedures are based on screen metallics assay procedures. The full fraction of +150 mesh is assayed by fire assay, as is one (two for 10% of samples) split of the – 150 mesh fraction. Blanks and external standards are inserted at random and at blind locations (re-labeled by Strathcona Mineral Services). Assay procedures also include 10% sample duplicates and check assaying at a third party laboratory. Assaying is conducted at XRAL labs, Canada and check assays are by Chemex, Canada.

Strathcona Mineral Services of Toronto Canada, conducted an audit of work programs from 1997-1999 and designed and supervised the bulk sampling and grade verification program in 2000. In addition, Strathcona supervised the QA/QC for the assaying portion of the sampling program for 2001 (Dumka and Thalenhorst, 2002).

SRK believes the quality of the analytical data is reliable and that the sample preparation, analysis and security measures were carried out in accordance with best practices, industry standards.

10.0 DATA VERIFICATION

Sampling and assaying methodologies and check assay procedures have been well documented by Nalunaq. The assay data was compared against the original drill logs to ensure that any anomalous values could be explained, based on the reported geology. SRK believes this to be very important, especially given the experience the project personnel have with the controls on mineralization and what is known to host gold mineralization.

Given the extensive QA/QC program designed and supervised by Strathcona, SRK therefore did not consider it necessary to resample any of the drill core or underground exposures of the vein, particularly given that that while on site, SRK identified visible gold in drill core and in underground workings.



Figure 12: Core Storage facilities in Nanortalik.



Figure 13: Drill core showing quartz veining and adjacent alteration halo of the Main Vein.

11.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Based on preliminary test work by Lakefield Research, the gold recovery is expected to be 96% (MRDI, 1999).

12.0 MINERAL RESOURCE ESTIMATION

12.1 Introduction

It is SRK's philosophy that a good understanding of the geology and the controls on mineralization are essential components of a good resource estimate. It is for this reason that SRK spent several days on site examining drill core and underground exposures to better understand the geology and the controls on the mineralization. This allowed SRK to evaluate the geological model and design an appropriate geostatistical model for the resource calculation.

With the completion of the geologic models, a geostatistical analysis was completed in order to identify any geological domains (areas of the deposit with distinct grade distribution and physical characteristics) and to evaluate the spatial distribution of grades in order to select the grade interpolation method best suited for the deposit. Geostatistics has proven to be a useful tool in resource estimation and is now commonplace in many operations, and almost always required at the prefeasibility/feasibility level by most financial institutions.

In order to complete the resource estimate, SRK used the following approach:

?? Creation of Geological Model

?? Evaluation of Data Quality

?? Geostatistical Analysis

?? Grade Interpolation

?? Resource Classification

It is SRK's belief that a bulk sample is the most reliable (most representative of the grade of the gold mineralization) sample collected at the Nalunaq project, better than the channel samples, which in turn are better than the chip samples. This is a belief that is commonly realized at the majority of gold deposits around the world. As such, it was SRK's intention to estimate the resource using similar sample support across the deposit, primarily the channel sample data and augmented with the chip sample data where required, which could be calibrated with the bulk sampling data.

12.2 Data

The Main Vein deposit is a northeast-striking shear zone with associated quartz veining that rarely exceeds one metre in width. The structure dips variably from 20-40 degrees to the southeast, averaging approximately 36 degrees. To date, a total of 90 drill holes (15,000 metres) and more than 2,750 metres of underground adits and raises within the mineralized structure, and 1,000 metres of access drifts and waste development, have been completed. In addition, surface sampling has been conducted over 2,000 metres of exposed outcrops, with substantial portions channel sampled at 1-metre intervals. As a result of underground work performed to date, approximately 45,000 tonnes estimated to contain over 20,000 ounces of gold have been stockpiled. Underground sampling has consisted of bulk sampling, channel sampling and chip sampling, primarily along the faces of the adits but occasionally along the walls (Figure 14).

This data has been used to delineate the Main Vein structure from the topographic surface along strike for 600 metres to a vertical depth of approximately 300 metres. All of these data have been incorporated into the resource calculation. The database, which includes the survey, assay, and lithological data for each bulk sample, channel/chip sample and drill hole is maintained at the mine site and at Crew's office in Oslo, utilizing the Gemcom computer software program.

After review of the data, SRK believes that the drill logs and underground maps provide sufficient description and recognition of the lithology, alteration, geological structures and mineralization to correlate geological boundaries between data points, indicating that exploration personnel have exercised great care and attention to detail in the collection, verification and storage of the data.


Chip Samples
450-Level
400-Level
350-Level
Channel Samples
450-Level
400-Level
350-Level
Bulk Samples
450-Level
400-Level
350-Level

Figure 14: Longitudinal Section showing areas of different sampling techniques.

12.2.1 Drill Hole Data:

The majority of the core holes (exploration holes) were drilled in a variety of orientations in order to take advantage of the drill pads along the side of the mountain.

The drilling intersected the mineralized zones at approximately 25-80 metre intervals in the immediate area of the Main Vein.

Due to the very erratic gold distribution and the relatively small sample size of the BQ and NQ drill core, it was decided that the assay data from the drill core sampling would not be reliable for grade estimation. However, the location of the Main Vein and South Vein intersections were used to help define the geometry of the quartz vein and surrounding alteration zone.

As a general observation, the high grade gold mineralization (typically greater than 5 g/t over 1.0 metre) intersected by drilling was usually confirmed in adjacent underground workings; however, on occasion, drill holes that returned only slightly anomalous gold values were later identified as high grade zones confirmed by the underground workings.

In the up-dip extension of the deposit, immediately up-dip of the current raises at approximately the 500 metre elevation, numerous holes returned very low grade gold mineralization. This information, combined with SRK's knowledge of the overall trend of the mineralization, was used to define a band of low grade mineralization in this area, and was used to constrain the interpolation of grades.

12.2.2 Bulk Sample Data:

Three development adits on the 350, 400 and 450 levels were driven horizontally along the strike of the Main Vein structure from the surface, spaced approximately 50 vertical metres apart (approximately 80 metres up dip). A series of raises connect these levels at approximately 80 metre intervals, creating an 80 x 80 metre nearly continuous sampling grid.

As stated previously, an extensive grade verification program, designed and conducted by Strathcona Mineral Services, involved 480 bulk samples each of 50-70 tonnes rounds from the underground development in 2000. The bulk samples were crushed to 3-13 mm before being reduced in a sample tower to provide a quantitative 30-40 kg sample for further reduction in the lab. The year-2000 bulk sampling and channel-sampling program was designed to demonstrate a relationship between the bulk sample and the channel sampling methods.

12.2.3 Channel and Chip Samples:

Channel samples have been collected primarily along the development drifts, while chip samples have been collected primarily along the raises. However, there are several locations, in particular along the northeastern extension of the 400 Level (in the area of missing bulk sample data), where there is a duplication of channel and chip samples.

Samples collected in 1998 consisted of chips of all faces and walls and intermediate channel sampling (cut with diamond saw) of walls at 1.0 metre intervals. The chipped samples comprise four samples, three across the face at a 1.0 metre distance perpendicular to the vein, including the vein structure and immediate country rock, and a fourth sample that was collected in the wall approximately 1.0 metre away from the face.

In 1999 a surface sampling program was conducted over exposed portions of the outcropping Main Vein system from 468 masl to about 775 masl, representing in total approximately 500 metres in length along the valley slope. These samples were collected at 1.0 metre intervals with a diamond saw and included main vein structure plus immediate country rock. A further sample of the hanging wall and footwall was conducted at every 10.0 metre interval, with some modification due to variable exposures (Heilmann, 2000: Surface Sampling Report, Nalunaq IS technical report 24pp).

In 2000, every face was sampled in three channel samples across the vein structure and immediate country rock, at 1.0 metre intervals. The channel samples have been taken to include the quartz vein and the immediately adjacent several centimetres (typically less than 10 centimetres) of wall rock that frequently contain significant gold mineralization. If the vein is narrow or no vein is present then a 50 centimetre sample is taken across the assumed mineralized zone. The wall rocks, hanging- and footwall, were also sampled and composited into a single sample. These samples are generally low grade but provide basis for the dilution materials when mining width is larger than true thickness. Finally one sample was collected from the country rocks outside the altered portion. Sampling was conducted with diamond saw wherever possible. In the majority of the raises, chip sampling was completed due to hazards using the diamond saw.

In 2001 the same sample protocol as in 2000 was applied for face sampling of adit and raises. Only the three face channel samples were aggregated into one sample. The altered hanging wall and footwall samples were also aggregated into one sample. In addition to the previous three samples, a 1.0 metre interval was sampled from the adit walls, and aggregated into one sample. The purpose of collecting hanging wall and footwall samples is to check for gold outside the main structure and to provide data on the gold content of material used for dilution of the ore sample in resource modelling. This program accordingly provides three samples from every blast round: one from the main vein in the face (aggregated from three sites at 1.0 metre interval) a second sample from the corresponding wall (aggregated from 3 samples at 1.0 metre interval), and finally 1 sample of the altered country rock (aggregated from the hanging wall and footwall). In the raises, only two samples were aggregated from each blast face (face and wall) because of the smaller dimension.

Only one area of the deposit, the eastern end of the 400 level (1998 sampling program), provides an opportunity to compare channel sampling with chip sampling, since chip sampling often results in a positive bias in gold grade by over-representation of the higher grade, often more friable material along the vein selvages. This phenomenon is typical of most gold deposits. The wall (channel) samples in this location have the advantage that they are sampled from a cut channel, and therefore, different lithological components should be weighted equally. The main disadvantage is that the sample interval of the wall samples is sometimes partially obscured by the floor of the adit and accordingly a full section cannot be obtained. The chip samples from the face of the adit have the advantage that the sampling conditions are optimal and traverse the full width of the mineralization. The disadvantage is that chipping may produce under- or over-representation of individual components in the sample interval.

Unfortunately, given the high degree of local grade variability, the data set is considered to be too small for a direct comparison between the channel and chip samples. As such, SRK has utilized channel samples that only transected the entire width of the quartz vein (once corrected for the dip and the true thickness calculated), with the belief that the channel sample should be more reliable than a chip sample. SRK recommends that additional channel sampling be completed in several of the areas previously mined, particularly in the area of the south vein along the 300 level, in Raise 19 due to the very high grades encountered, and in any new development.

Although this issue has yet to be resolved, there is an overall good comparison with the resources estimated with the channel and chip sample data and the bulk sample data (illustrated later in this report), thus adding some confidence to the reliability of the channel and chip sample data.

12.2.4 Density Data:

Based on density determinations from the bulk sampling program completed by Strathcona, a bulk density of 2.7 tonnes per cubic metre was used for quartz veins and 3.0 tonnes per cubic metre for country rock in order to convert volumes to weights (Dumka & Thalenhorst, 2001).

12.3 Solid Body Modeling

Crew has spent considerable effort delineating the geologic controls on mineralization based on, wherever possible, alteration, quartz veining, etc. These geological boundaries are essential in any good resource estimate as they provide constraints for assay compositing and grade interpolation. Typically, the spacing of the available drilling and underground working data is sufficiently dense to confidently extrapolate the quartz vein and associated alteration from point to point. In fact, the most striking characteristic of this deposit is the excellent continuity along this very narrow and linear structure that is host to the quartz veining and attendant gold mineralization. Additional data would not likely significantly alter the geometry of the vein structure.

Crew used this information to construct three-dimensional solid bodies to represent the boundaries of the gold mineralization, which includes the quartz vein and a narrow, 5-10 centimetre wide zone of intense alteration adjacent to the vein. The solids were created to include strike and down dip extension and all mineralization (high or low grade) to be used in the resource estimate. The solid body models also defined the four major cross-cutting faults and any associated off sets of the Main Vein structure, critical for any future mine design and/or planning.

The solids body model, although useful for the geological model, was not used to determine volumes for the resource estimate, as even very small errors in the orders of 10's of centimetres in vein thickness over the broad area of the vein could result in substantial volumetric errors. It was therefore decided by SRK that the interpolation of thickness from the underground workings would provide a much more realistic estimate of the true thickness of the vein given the highly variable thickness.

12.4 Statistical Analysis

A statistical analysis was completed on channel, chip and bulk sample data (defined by the 3-dimensional solid) to assess the frequency distribution of the gold mineralization and the varying thickness of the deposit, as well as to identify any obvious errors in the database, such as zeros, incorrect coordinates, missing data, etc.

The frequency distribution of the untransformed gold grades is typical of most gold deposits and show that gold is highly skewed to the right (i.e. mean to the right of the mode). The logarithmic transformation of the gold grades approaches a normal distribution; however, it is evident that two populations exist, one with the mode at approximately 2.0 g/t gold and the other at approximately 13 g/t gold, as summarized in Tables 2 and 3 and illustrated in Figure 15. The lower grade population (i.e. with a mode of approximately 2 g/t gold) most likely represents the background gold mineralization within the mineralized portion of the Main Vein and may represent a potentially different mineralization episode, perhaps as a precursor to deposition of the higher grade mineralization. As such, clustered drilling that intersected lower grade mineralization outside of the current underground workings is not an indication of the presence of higher-grade gold mineralization, and therefore, not included in the resource estimate. This drill information was included in previous estimates by Nalunaq personnel.

A striking characteristic of this deposit is the high coefficient of variation (CV, a measure of grade variability), suggesting that the variability in grade is high, and therefore, individual samples do not represent local estimates of grade. In the following tables, the South Vein appears to have a much lower CV than the Main Vein (1.13 versus 2.46); however, this is related to the much smaller data set for the South Vein. Similarly, the CV for the bulk samples is considerably lower than the face samples, as expected because of the larger sample. However, the bulk samples do not have the same coverage of the deposit as the face samples.

The distribution of true thickness for the Main Vein is slightly skewed to the right with a mean of 0.70 meters (Figure 16).

Table 2a: Summary of Statistics – Face Samples, Main Vein

	Gold (g/t)	Thick (m)	G x Th (gm/t)
Count	859	859	859
Mean	59.87	0.70	40.65
Min. value	0.02	0.25	0.0
Max. value	2,831	2.16	1,528
Standard Deviation	147.30	0.24	93.29
CV	2.46	0.34	2.29

Note: Data includes chip and channel, face samples from underground workings within the Indicated Mineral Resource outline. Only complete channel samples from 400 level area (sampled in 1998) were included. The Coefficient of Variation (CV) is the standard deviation divided by the mean.

Table 2b: Summary of Statistics – Bulk Samples, Main Vein

	Gold (g/t)	Thick (m)	G x Th (gm/t)
Count	311	311	311
Mean	43.48	0.69	28.60
Min. value	0.18	0.21	0.15
Max. value	529.16	1.28	302.0
Standard Deviation	64.35	0.16	39.70
CV	1.48	0.24	1.39

Table 3: Summary of Statistics – Face Samples, South Vein

	Gold (g/t)	Thick (m)	G x Th (gm/t)
Count	83	83	83
Mean	30.68	0.87	25.99
Min. value	0.39	0.50	0.35
Max. value	145.3	2.30	154.44
Standard Deviation	34.53	0.29	31.40
CV	1.13	0.33	1.21

Note: Data includes chip and channel, face samples from underground workings. The Coefficient of Variation (CV) is the standard deviation divided by the mean.


LOG Normal Histogram
Gold Grades (g/t) from channel and chip samples within Indicated
Frequency Count
89
71
53
36
18
0
0.010
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value
Software By Gemcom

Figure 15: Log-Normal histogram showing the distribution of gold grades from the face samples across the Main Vein.


Normal Histogram
True Thickness (m) from channel/chip samples within Indicated Re
Frequency Count
136
109
82
54
27
0
0.477
0.716
0.954
1.193
1.431
1.670
1.908
2.147
Real Value
Software By Gemcom

Figure 16: Log-Normal histogram showing the distribution of Main Vein true thickness.

SRK completed univariant statistics to compare samples with various sample support, such as chip, channel, and bulk sample data. Ultimately, these different samples will have a congruent sample mean with the larger samples (bulk samples) having a lower coefficient of variation due to a lesser amount of high and low values. The Coefficient of Variation (CV) is the standard deviation divided by the mean. It is a measure of variability, which is unitless and therefore can be compared between populations. If the mean or the coefficient of variation is considerably different, then the different sampling types may not be combined for the resource estimation without first applying a correction for the change of sample support. Unfortunately, the paucity of chip and channel sample data from a similar location within the deposit prevents completion of a reliable comparison. On a global basis, however, because to the "nuggety" nature of the gold mineralization, the differences in sample support between the chip and channel samples will be negligible, and in the opinion of SRK, can therefore be combined for grade interpolation.

Also, in order to assess whether the face samples could be used by themselves in the few areas of the deposit where both the wall samples and face samples were collected, a comparison was completed between the two sample sets once the true thickness was taken into account and several of the very high grade samples (>500 g/t Au) were removed, since this has an overwhelming impact on the comparison. In addition, all of the incomplete wall samples (samples not transecting the entire width of the quartz vein) were removed. The face and wall samples compare within 10% overall, and as such, for grade interpolation the face and wall samples were not averaged together, since this would change the sample support in these limited areas.

12.5 Semi-Variograms

Observations from drill hole and underground development suggest that the highest grade sections of the deposit are hosted within medium grained metadolerite, or are located very near the metadolerite/metapillow basalt contact. While the lower grade segments seem to be hosted in fine-grained pillowed metabasalt. Metadolerites occur largely as sub-concordant sills intruded within the metabasaltic formation. The Main Vein is slightly discordant to the stratigraphy and crosscuts the rock package at a low angle. The intersection of the Main Vein plane with the stratigraphy defines a linear trend potentially parallel to higher-grade gold shoots. The Main Vein strikes 045? and dips 36? to the SE whereas the overall metadolerite sills and general bedding within the metavolcanic package strikes approximately 070? and dips 60? to the SE. These two planes intersect along a line striking roughly E-W with a shallow to moderate 30? plunge to the SE. It is this intersection between the Main Vein structure and the Metdiorite where the majority of high grade mineralization occurs. Additional examination is required to better define this relationship and its use as an exploration tool.

This theory related to the correlation of structures and grade is preferred over the more typical formation of gold deposits in a thrust fault environment, where higher gold grades are associated with flattened, often flatter dipping, segments of the hosting structure. SRK plotted the dip and thickness of the vein against gold grade in an attempt to define a correlation between the geometry of the Main Vein and gold grade. Unfortunately such a correlation is not readily obvious from the plots, indicating that high-grade gold distribution may be more complicated, and suggests that post mineralization deformation has masked the primary relationship. In addition, a comparison of gold grade with thickness was completed to identify any trends in the data that would assist in the grade interpolation. There is essentially no correlation between grade and thickness (having a correlation coefficient of -.035).

Using this theory as a base, a complete suite of relative and non-relative 3-D semi-variograms were generated for gold, thickness and "gold x thickness" accumulation in order to define the amount of grade variability and the orientation of maximum grade continuity (and therefore, the amount of grade averaging required during grade interpolation).

The modeling utilized several different lag intervals related to the spacing of the assay data, with a 5 metre lag distance along the adits and raises to obtain the nugget, and a 25 metre lag within the plane of the structure. However, both larger and smaller lag intervals were investigated. Smaller intervals often resulted in poor variogram definition at shorter lag distances due to the low number of pairs contained within each interval, whereas larger intervals made it difficult to define the slope and range of any short-range structures.

In general, variography was controlled by the orientation of the Main Vein structure. The variograms generally indicate that the direction of maximum continuity is down plunge moderately towards the northeast at approximately 30-40 degrees, which agrees with the direction of maximum continuity expected from the orientation of the intersecting structure and the metadiorite contact, where defraction of the structure in the more competent metadiorite may have resulted in greater dilatancy and promoted gold precipitation.

The relative nugget values (a measure of local variance) interpreted for the variogram models for the "gold x thickness" accumulation (used for the resource estimate) are approximately 50% of the total sill value (total variance). This is the most characteristic feature of the gold mineralization at Nalunaq, and produced often unreliable and difficult to model semi-variogram curves. The semi-variograms curves indicate a range of 75 metres down plunge and 40 metres orthogonal to that in the plane of the Main Vein (Figures 17-19). The semi-variograms were modelled wit and without a capping level applied (300 gm/t), thus providing an opportunity to more reasonably determine the continuity of grade without the significant impact of a relatively small number of very high grade values.

The nugget value for the true thickness semi-variogram curves is approximately 30% of the total sill value, with only marginally longer ranges of 90 metres down plunge and 60 metres cross-structure. The results of the variography are presented in Figures 17-19.


3D Semi-variogram 1 - Nugget Determination
Face Samples- thickness
0.100
0.067
0.033
0
0 15 30 45 60 75 90 105 120 135 150
Range [m]
1) Nugget Effect(0.03)
3D Semi-variogram 5 - Down Plunge
Face Samples - thickness
0.100
0.067
0.033
0
0 40 80 120 160 200 240 280 320 360 400
Range [m]
3D Semi-variogram 10 - Cross-Structure
0.100
0.067
0.033
0
0 40 80 120 160 200 240 280 320 360 400
Range [m]

Figure 17: Selected semi-variogram curves for true thickness for the Main Vein.


Nugget
Face Samples g xth - Along adits
3000.000
2000.000
1000.000
0
0 10 20 30 40 50 60 70 80 90 100
Range [m]
Software By Gemcom
Omni, Sill Value
Face Samples- g x th
3000.000
2000.000
1000.000
0
0 40 80 120 160 200 240 280 320 360 400
Range [m]
Software By Gemcom

Figure 18: Selected semi-variogram curves, nugget and omni, for the grade x thickness accumulation for the Main Vein.


Down Plunge
Face Samples - g x th
3000.000
2000.000
1000.000
0
Gamma (H)
0
40
80
120
160
200
240
280
320
360
400
Range [m]
Software By Gemcom


Cross-Structure
Face Samples - g x th
3000.000
2000.000
1000.000
0
Gamma (H)
0
40
80
120
160
200
240
280
320
360
400
Range [m]
Software By Gemcom

Figure 19: Selected semi-variogram curves for grade x thickness accumulation, down plunge and cross-structure, for the Main Vein.

12.6 Block Modeling

As aforementioned, the three-dimensional solid body models could not be used to accurately determine the volume of the resource. SRK therefore decided to use the interpolated true thickness of the vein from the underground workings into a two-dimensional block model in the plane of the Main Vein. This task was accomplished by "unwrinkling" the data from the inclined plane of the Main Vein to a flat plane using the Gemcom software for which a two-dimensional block model was created for each the Main Vein and the South Vein. All of the grade interpolation and volume calculations were completed in this transformed block model. Once interpolated, the data was "back-transformed" into "real space". SRK expended considerable effort ensuring that the transformation of the data did not alter any shortening or stretching of the data occurred.

Choosing the correct block size is often a difficult task that must take into account data spacing, the geometry of the mineralized zone, and the envisioned degree of selectivity of the mining method. As a general rule, blocks are typically 1/3 – 1/4 of the data spacing so that if data spacing is 80 metres, block size should be 20 to 27 metres. However, a smaller block size was chosen (10m x 10m x 10m) to provide maximum resolution along the development drifts and raises, although between underground workings the block size may be smaller than the data spacing supports, particularly given the very high degree of grade variability.

12.7 Grade Interpolation

A striking characteristic of the Nalunaq deposit is the high variability in gold grade, and therefore, individual samples are not representative of the local grade. In the opinion of SRK, the bulk sampling data is the most reliable (most representative of the grade of the gold mineralization) sample collected at the Nalunaq project, better than the underground channel sampling, which in turn is better than the chip sampling. This is a belief that is commonly realized at the majority of gold deposits around the world. As such, it was SRK's intention to estimate the resource using similar sample support across the deposit, primarily the channel sample data and augmented with the chip sample data where required, and subsequently calibrate this estimate with the bulk sampling. The bulk sampling data could not be used exclusively to estimate the resource since this data only covered a portion of the deposit. Grade capping was utilized to calibrate the resource estimated using the channel and chip sample data and to prevent overestimation of the gold grade of the deposit. The calibration also accounts, to at least some degree, the potential of sample bias inherent to the various sampling techniques over the history of the exploration campaign and accounts for some losses encountered during mining of the bulk samples.

Considering this approach, SRK interpolated the "true thickness" and "gold x thickness" accumulation into a two-dimensional the block model within the plane of the Main Vein and South Vein utilizing ordinary kriging. In order to interpolate the variables into the block model, similar sample support was required, as such, only the channel face samples, augmented with chip samples where required for sample coverage, were used. The gold grade for each block was then derived by dividing the "gold x thickness" accumulation by the thickness of that block. For any samples that were greater than 1.2 metres in length, less than 1% of the total dataset, the lengths were reduced to 1.2 metres before being used to calculate the grade x thickness accumulation. Although conservative, this is not considered to materially impact the resource estimate.

In order to interpolate the variables into the block model, similar sample support was required. As such, only the channel face samples were used, augmented with chip samples where required for sample coverage. Adding wall and face samples together, only for a limited area of the deposit, would change sample support. However, in the area along the eastern end of the 400 level (1998 sampling), only complete (trnasected the entire width of the mineralization) channel-wall samples were used and not the chip sampling from the face.

Ordinary kriging is preferred over traditional methods such as inverse distance weighting because it considers the spatial correlation of the data. Ordinary kriging was chosen over other kriging methods, such as non-linear methods including indicator kriging, because it was envisioned that the interpolated model would ultimately be calibrated with the bulk sample results. Indicator kriging, because of the number of additional variables would make the comparison more cumbersome and most likely less reliable, even though there may be an argument for this because of the two populations. In addition, ordinary kriging was considered adequate given that the entire mineralized would be mined, and not any portion of the model blocks. A minimum of 2 samples were required to interpolate a grade into the block model, while the maximum number of samples was 30.

A second kriging iteration was necessary to interpolate a grade into the blocks within the mineralized zones left uninterpolated after the initial grade interpolation. For this second iteration the search radius was expanded by 100% over the initial kriging iteration. These uninterpolated blocks were beyond the initial search radius to locate the minimum number of composites required to interpolate a grade into the block. Any blocks interpolated during this second pass are typically located along the perimeter of the deposit and accordingly are classified as Inferred Mineral Resources.

During kriging, the farther the blocks being estimated are away from the data, the more averaged the result, which will approach the mean grade of the deposit. Consider that if the nugget is 50% of the sill (total variance of the sample) then 50% of the grade in the block wants to approach the mean of the deposit while 50% more using nearby data, almost like a "rolling average". This is a function of kriging, which is to produce a low error for a global estimate. Therefore, local estimates of grade will be unreliable, particularly over small portions of the deposit such as a mining stope. The resource estimate will only be reliable over a broad area, such as the entire deposit.

In order to calculate the resource over 1.2 metres (the anticipated minimum mining width based on personnel discussions with Kvaerner metals, who have been commissioned to complete a feasibility study for the Nalunaq project), the gold grade for each model block was adjusted by the amount of dilution from waste rock to reach 1.2 metres true width based on the true thickness in the block, i.e. gold grade x true thickness/1.2m. This expansion of the gold grade over the true thickness to 1.2 metres also required weighting of the country rock based on bulk density, 2.7 tonnes per cubic metre was used for the quartz vein and a density of 3.0 for country rock. This was determined for each block in the block model.

In order to assess the quality of the grade interpolation, the gold grades in the block model were visually inspected in plan and cross-section. The coefficient of variation was reduced by approximately 50% during grade interpolation due to the change of sample support from samples to blocks.

Although there are several major faults that crosscut the vein structure, these faults are post-mineralization and typically account for less than 5 metres of displacement. As such, the geostatistics and grade interpolation were completed across the boundaries of these fault bound blocks. However, these faults may pose potential problems for future mining, and therefore, must be considered when converting these resources to reserves.

12.8 Grade Capping

In order to minimize the impact of very high-grade intercepts on the resource estimate, grade capping is often implemented to prevent overestimation of the grade of the deposit. In essence, grade capping is considered to be a "mine call factor" used to modify the resource estimate and could only be properly determined based on reconciliation with actual production, i.e. the bulk sampling. Although grade capping is often not required when kriging is used to interpolate grades, the capping was completed to compare with the bulk sample (see following section 12.9: Comparison with the bulk sample).

Prior to grade capping, assay intervals of different lengths must first be normalized over a constant length prior to any statistical analysis (Figure 20). SRK's approach was to normalize the data by using the "grade x thickness" product. SRK capped the "gold x thickness" to 300 g-m/t for a total of 14 samples out of 859, or less than 2% of the total sample population.

In order to assess the validity of the grade capping exercise, SRK completed a parallel resource estimate using the bulk sample data. Over a given volume, the two grade estimates were compared, i.e. the resource estimated using the face sample data with the resource estimated using the bulk sample data. The two estimates are essentially congruent, within 0.5 g/t gold, over a similar volumer. This good comparison validates the grade capping approach. SRK concludes that the current resource is best represented by the capped grade model based on the face sample data.

It can be argued that the grade capping, based on the log-probability plot (below) is too conservative; however, not only does the capping and calibration with the bulk sampling estimate take into account the presence of several high grade samples, but also accounts to some degree for any bias in the channel and chip sampling data (at least in the immediate area of the bulk sampling) and accounts to some degree for the gold losses experienced during mining and processing of the bulk sample, primarily losses of coarse gold "shaken out" of the muck pile.

Uncapped, the resource estimate over 1.2 metres minimum width was approximately 4.0 g/t gold higher.


LOG Normal Probability Plot
Probability
100.00
99.74
91.28
50.00
8.72
0.28
0.001
0.010
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value

Figure 20: Log-normal probability plot of the channel sample, grade x thickness accumulation and table showing distribution of grades.

Normal Histogram - Main Vein - g x th		
Class_from	**Class_to**	**Count**
0	51	688
51	102	89
102	153	30
153	204	15
204	255	15
255	306	8
306	357	0
357	408	3
408	459	4
459	510	0
510	561	1
561	612	3
612	663	0
663	713	1
713	764	0
764	815	1
815	866	0
866	917	0
917	968	0
968	1019	0
1019	1070	0
1070	1121	0
1121	1172	0
1172	1223	0
1223	1274	0
1274	1325	0
1325	1376	0
1376	1427	0
1427	1478	0
1478	1529	1

12.9 Mineral Resource Comparison with Bulk Sampling

The bulk sample is considered by SRK to be the most reliable data collected, and therefore, the most realistic estimate of the contained gold. For this reason the resource estimate calculated using the underground channel and chip samples was compared with the bulk sample. For the comparison, all of the gold recovered from the bulk sample was assumed to come from the quartz vein and the immediate several centimetres of country rock. Similarly, when the gold grades from the channel and chip samples were expanded to a minimum width the grade of the hanging wall and footwall mineralization was assumed to be zero grade. Other then several narrow high grade veinlets, this is a valid assumption.

It was originally envisioned that the comparison of the resource estimate with the bulk sample may provide some indication of the gold losses during mining; however, the extremely nuggety nature of the deposit and the inherent error in the resource estimate, the potential sample bias from the chip sampling made it impossible to allocate the difference in the resource estimate with the channel samples with the bulk sample to the gold losses during mining of the bulk samples.

Two comparisons were completed, one with inserting the bulk sample grades into the dataset in the place of available channel and chip samples (comparison over the entire resource), and one with just bulk samples compared with channel samples over congruent volumes. In both comparisons, the resource estimated using the face sample data was within 0.5 g/t gold of the resource estimated using the bulk samples. The good comparison provides an indication of the robustness of the resource estimate, and takes into account the adequate choice of the capping grade (discussed below), the variability of the various sampling techniques and any potential bias, and gold losses, which should be considered in the conversion of the resources into reserves.

However, in the South Vein, where the majority of the sampling is chip sampling, there is no direct comparison with the bulk sample, as and such the uncertainty with the chip sampling still exists to some degree. It is the reason why a portion of the resources in the South Vein is classified as Inferred Mineral Resources.

Although there was some concern that significant over-break during mining of the bulk sample provided unaccounted dilution, and therefore, an underestimate of the grade, regular face maps accounted for this over-break at each face. However, additional dilution from over-break between faces probably did add some dilution, although it is considered by SRK to be minimal. In the future, a CMS survey should be completed in order to eliminate any doubt in the volumes mined.

Two test stopes, numbered 3 and 4, were established in 2001 and are situated in the eastern area of the adit along levels 350 and 400, again provide an opportunity to compare the estimated resource with the test stope. A total of 1,490 tonnes were mucked from the two stopes. Although more than 900 individual sample points were aggregated for each test stope, the samples were collected during a transfer of the muck material from one site to another, and not processed through the sample tower as were the bulk samples. It is for this reason that SRK considers that this data was not suitable for comparison with the resource estimate. In addition, considering the small size of the test stope and the nuggety nature of the deposit, one would not expect a good correlation between the test stope and the adjacent bulk and chip/channel data.

13.0 RESOURCE AND RESERVE CLASSIFICATION

The mineral resources were classified essentially on the density of the channel and chip sample data and the continuity of the geometry and grade of the Main Vein structure and its attendant gold mineralization. The resources/reserves have been classified according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August, 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred Mineral Resources. In classifying the resource, one must consider not only the geological boundaries that define the mineralized zone, but consider the continuity of the metal within. The geological boundaries can be known with a high degree of confidence, while the continuity of grade within this outline can be known with less confidence. Isolated areas of mineralization, or areas that have currently no indication that they can be mined at a profit, were not included in the resources.

SRK considers that the resources located within approximately 10 metres of the underground development drifts and raises, where the grade and geometry of the deposit are known with a high degree of confidence allowing detailed mine design and mine planning to proceed, should be classified as Measured Resources. It is important to consider that estimated and classifying the resources is potentially unrealistic, as any subset of the deposit will obviously have a larger uncertainty in the grade recovered, as there is a larger tendency to rely on local data with such a high local variability in grade. It is for this reason that Measured Mineral Resources were identified as a tonnage around workings at the average grade of the deposit since is not possible to confidently determine the grade. The volume of the mine workings, which were derived from the three-dimensional solids constructed by Crew and Kvaerner, were subtracted from the resources. In addition, the Measured Mineral Resources include a 45,000 tonne stockpile collected from the underground development and grading 14.4 g/t gold, based on bulk sampling and chip/channel data as calculated by Crew Development.

In the opinion of SRK, there is sufficient knowledge of the grade and geometric continuity of the mineralization for the majority of the deposit, given the data density, to determine the grade and tonnage of the majority of the resources for the Main Vein structure to be Indicated Resources, primarily in the area between levels and up and down dip from the underground workings. This confidence in this resource is further evidenced by the appropriate averaging of grade during interpolation and the regular shapes that were drawn around areas of contiguous mineralization. However, knowledge of the geology was used where required, particularly in the area of the up-dip extension of the Main Vein, where raise sampling and drilling have identified a band of low grade mineralization. Similarly, surface drilling strongly evidenced the occurrence of the high grade mineralization down plunge between the 350 and 300 levels, approximately 70 meters, and as such was classified as Indicated Mineral Resources.

Inferred Mineral Resources are located primarily along the perimeter of the deposit along the strike and down dip extensions of the deposit.

Extensive surface sampling has been performed on the East face and the North face of the mountain. On the East face sampling was conducted as channel sampling at 1.0 metre intervals after the vein had been fully exposed by hand excavation to approximately the 800 metre elevation. Although this line of sampling is considered to be of the same quality and density of the underground channel samples, being diamond saw-cut channel samples at 1.0 metre intervals, there is no indication of the continuity of the mineralization along strike, and as such is classified as an Inferred Mineral Resource.

Above this elevation, surface sampling was performed by Mountaineers and provided samples at 50-80 metre intervals. Although a number of these samples returned highly anomalous gold grades, and confirm the continuity of the Main Vein structure, the insufficient amount of sampling and the highly erratic grade distribution makes it impossible to estimate the gold grade, and as such cannot be classified as a resource. This is the same reason that a number of drill holes isolated from the current workings are not included in the resource estimate, because of the inability to estimate a grade in these areas; however, SRK recognizes that these areas contain significant potential.

Although the anticipated economic cutoff grade for the Nalunaq deposit is 6.0 - 8.0 g/t gold (Kvaerner E&C), the extent of the mineral resource includes all mineralization within the "geologic" cutoff grade of approximately 2.0 g/t gold, which is believed by SRK to be a potential precursor, background mineralization. Given the "nuggety" nature of the Nalunaq deposit, it is anticipated that the entire mineralized zone will be mined regardless of cutoff grade. This is related to the uncertainty of local estimates of grade that eliminates any opportunity to selectively separate mineralization above or below cutoff grade.

The results of the resource estimate are summarized in Table 4, and illustrated in Figures 21 and 22. The resources have been included over 1.0, 1.2 and 1.5 metre minimum widths for comparison. However, based on personal communications with Kvaerner, the anticipated minimum mining width is 1.2 metres. It is important realize that although the resource has been tabulated over a minimum width, additional dilution will be required for any reserve estimate.

The Measured and Indicated Mineral Resources for the Nalunaq Project (located primarily within the immediate area of the underground workings), as of March, 2002 are estimated to total 414,000 tonnes at 26 g/t gold in the Main Vein and 70,000 tonnes grading 24 g/t gold in the South Vein, both calculated over a 1.2 metre minimum width (anticipated minimum mining width – Kvaerner E&C). In addition, Inferred Mineral Resources total 240,000 tonnes grading 21 g/t gold and 41,000 tonnes grading 19 g/t gold for the Main Vein and South Vein, respectively.

Table 4: Summary of Mineral Resources, Nalunaq Project, March, 2002.

Main Vein							
	Over 1.2 meters			Over 1.5 meters		Over 1.0 meter	
Measured Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein	172,000	27.2	150,431	213,000	21.5	142,800	32.6
Mine Workings	19,800	27.2	17,317	24,700	21.5	16,500	32.6
Stockpile	45,000	14.4	20,836	45,000	14.4	45,000	14.4
Subtotal	197,200	24.3	153,950	233,300	20.1	171,300	27.8
Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein	217,000	27.2	189,788	275,000	21.5	180,800	32.6
Total Meaured and Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein	414,200	25.8	343,738	508,300	20.9	352,100	30.3
Inferred Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
Main Vein Extension	81,600	14.8	38,832	125,000	11.5	68,000	17.8
Mountain Zone	158,500	23.6	120,277	201,000	18.7	132,000	28.3
Total	240,100	20.6	159,109	326,000	15.9	200,000	24.7

South Vein							
	Over 1.2 meters			Over 1.5 meters		Over 1.0 meter	
Measured Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	30,000	23.6	22,765	37,000	18.7	25,000	28.3
Mine Workings	2,900	23.6	2,201	3,700	18.7	2,400	28.3
Subtotal	27,100	23.6	20,565	33,300	18.7	22,600	28.3
Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	42,600	23.6	32,327	55,000	18.7	35,500	28.3
Total Measured and Indicated Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	69,700	23.6	52,891	88,300	18.7	58,000	28.3
Inferred Mineral Resources							
	Tonnage	Grade	Gold	Tonnage	Grade	Tonnage	Grade
	tonnes	(g/t)	ounces	tonnes	(g/t)	tonnes	(g/t)
South Vein	41,200	18.7	24,773	52,000	14.8	34,000	22.4


INFERRED
MEASURED AND INDICATED
300 Level
INFERRED

AU_VALUE: Gold grade class intervals		
0.000	3.000	
3.000	15.000	
15.000	30.000	
30.000	60.000	
60.000	99999.000	

Figure 21: Longitudinal section of the South Vein showing gold grade distribution over 1.2 metre width.


-400 mE
-200 mE
0 mE
200 mE
400 mE
AU_VALUE: Gold grade class intervals
800 m N
600 m N
400 m N
200 m N
0 m N
-200 m N
Surface
INFERRED
MEASURED AND INDICATED
INFERRED
450 Level
400 Level
350 Level
Surface
INFERRED

Figure 22: Longitudinal section of the Main Vein showing gold grade over 1.2 metres and outline of resource classification scheme.

14.0 ROBUSTNESS OF THE RESOURCE ESTIMATE

Although SRK believes that narrow vein, high grade gold deposits such as Nalunaq are often difficult to estimate the mineral resources, several aspects of the project help to increase the confidence in the resource estimate, including:

?? Extensive QA/QC program ensuring high quality data.
?? The presence of a distinct "geologic" boundary to the mineralization.
?? Bulk sample data provides an opportunity to calibrate the resources estimated using channel and chip sample data utilizing grade capping.

In addition, an independent estimate of the resources for the Nalunaq deposit was completed by Strathcona Mineral Services Ltd (Dumka, 2002), comparing their estimate with the current SRK estimate. In the opinion of Strathcona, *"SRK have approximately 10% more tonnage in the measured and indicated category at a similar grade to the Strathcona estimate."* Additionally, *"The modest difference in the estimates for measured and indicated resources between SRK and Strathcona reflect the uncertainty with a small-tonnage high grade gold deposit such as Nalunaq and there is insufficient basis to argue that either estimate is a better estimate than the other."* SRK agrees that the differences in these estimates are related to the difficulties associated with estimating the tonnage and grade of narrow vein, high grade gold deposits such as Nalunaq.

15.0 RECOMMENDATIONS FOR CONVERSION OF RESOURCES INTO RESERVES

SRK made no attempt to convert these resources to reserves, which would require that the reserves be converted from contiguous zones of Indicated and Measured Mineral Resources based on an appropriate mine design and mine plan. In addition, although the resources are reported over the anticipated mining width of 1.2 metres, additional dilution and mining recovery factors must be applied. Further more, conversion of the resources to reserves will require an estimate of gold recovery, or essentially gold losses during mining. Although some of the anticipated gold losses may be accounted for in the bulk sample (for which the resources have been calibrated), mining of the stopes could produce significantly different results.

It is important to remember that individual samples are not representative of the local grade, and that the present resource has been estimated over a broad area. Therefore, only general trends in grade should be part of any mine schedule. Mine planning should not rely on selectively mining higher or lower grade portions of the deposit, and as such, mining should concentrate on mining the entire contiguous mineralized zone. In addition, there may be little opportunity to remove higher and lower grade areas of the deposit during mining, since the face samples may not be reliable for underground grade control.

Several major, post-mineralization faults crosscut the Main Vein structure at varying orientations and typically account for less than 5 metres of displacement. However, the impact of these faults on the Main Vein structure are predictable, and therefore, should be considered in any mine design and mine planning.

In addition, numerous small-scale slip planes and a parallel-spaced cleavage are preferentially developed within the shear zone along the more competent vein-calc-silicate alteration package. Stoping tests revealed that these surfaces have potential for failure, and may also provide an opportunity for reducing dilution by enhancing separation of ore from waste rock. All of these factors must be considered in the mine design and mine schedule

This report, **3CN007.01, Independent review of the Nalunaq Project, Greenland,** has been prepared by:

STEFFEN. ROBERTSON AND KIRSTEN (CANADA) INC.

Michael Michaud, P.Geo.
Senior Resource Geologist

7.0. REFERENCES

Coller, D. (ERA-Maptec Inc) 1994: Structural Controls of Gold Mineralization in the Nalunaq Area, South Greenland: Assessment of the Economic Potential., Technical report Nunaoil AS, 15pp.

Deptuck, R. 2001: Preliminary Geostatistical Analysis of Underground Channel and Bulk Sampling Data. Kvaerner Metals E &C. Technical Report Crew Dev. Corp. 14pp

Dumka, D. 2002: Mineral Resource Estimate, Nalunaq Gold project, Greenland. Strathcona Minerals Services Ltd. Technical Report for Crew Dev. Corp. 8pp,

Dumka, D. & Thalenhorst, H, 2002: Quality Assurance and Control Program for the Assaying of the 2001 Nalunaq Underground Samples. Strathcona Minerals Services Ltd. Technical Report for Crew Dev. Corp.

Dumka, D. & Thalenhorst, H, 2001: Underground Bulk Sampling program, Nalunaq Gold project, Greenland. Strathcona Minerals Services Ltd. Technical Report for Crew Dev. Corp. 61pp.

Guy, K., 1993: Cyprus Greenland Corporation/Nunaoil as Greenland project: Nalunaq, Nanisiaq and Nanortalik Joint-Venture Summary Report on Exploration. Cyprus Minerals Corp. Technical Report 15pp, Maps and 3 Appendices.

MRDI, 1999: Nalunaq Gold project Prefeasibility Study. Independent Technical Study Report MRDI Canada (H.A. Simons). 126pp, Appendices and Maps

Olsen, H.K. & Petersen, J.S., 1994: Exploration in the Nanortalik Peninsula Technical report. Nunaoil AS., 31pp.

Petersen, J.S., 1993: Results of Geological Investigations on Gold Mineralization in the Nalunaq Area, Nanortalik Peninsula, SW Greenland. Nunaoil AS., Technical report. 48pp and maps.

Schlatter, D., May 1998: Gold exploration on: Nalunaq Mt./Lake 410 W, South Greenland – Kujataa – 1997 Technical Report Nunaoil AS, 59pp. and 4 appendices.

CERTIFICATE AND CONSENT

To Accompany the Independent Review of the Nalunaq Project, Greenland

I, Michael J. Michaud, residing at 43 Eastlawn Street, Oshawa, Ontario do hereby certify that:

1) I am a Senior Geologist with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Canada.

2) I am a graduate of the University of Waterloo with a HBSc. in Earth Science in 1987 and a MSc. from Lakehead University in 1998, and have practiced my profession continuously since 1987.

3) I am a a fellow with the Geological Association of Canada and a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of the province of British Columbia;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Nalunaq Project or securities of Crew Development Corporation.

5) I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6) I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7) I have not had any prior involvement with the property that is subject to the technical report.

8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9) Steffen Robertson and Kirsten (Canada) Inc. was retained by Nalunaq IS/Crew Development Corporation to prepare an independent report and resource estimate for the Nalunaq deposit in accordance with National Instrument 43-101. The following report is based on our review of project files, discussions with Nalunaq IS and Crew Development Corporation personnel and observations made during a site visit between February 7 and February 10, 2002.

10) I hereby consent to use of this report for submission to any Provincial regulatory authority.

Toronto, Canada
March, 2002

Michael J. Michaud, P.Geo.,
Senior Geologist